EXHIBIT 12

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

			Year Ended December 31,		Six Months
	Jan. 1-	Nov. 7-			Ended
	Nov. 6, 2001	Dec. 31, 2001	2002	2003	June 30, 2004
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATIONS-K:
Income before extraordinary items	$34,467	$30,041	$251,895	$68,017	$50,234
Interest and other charges, before reduction for amounts capitalized	95,727	16,919	100,365	94,719	41,384
Provision for income taxes	52	20,101	181,855	46,440	37,356
Interest element of rentals charged to income (a)	3,913	124	3,239	5,374	3,364

Earnings as defined	$134,159	$67,185	$537,354	$214,550	$132,338

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest on long-term debt	$77,205	$14,234	$92,314	$87,681	$40,531
Other interest expense	9,427	1,080	(2,643)	1,690	853
Subsidiary’s preferred stock dividend requirements	9,095	1,605	10,694	5,347	—
Interest element of rentals charged to income (a)	3,913	124	3,239	5,374	3,364

Fixed charges as defined	$99,640	$17,043	$103,604	$100,092	$44,748

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.35	3.94	5.19	2.14	2.96

(a)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.